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JMarzulli@shearman.com 212.848.8590	May 9, 2017

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Bear Newco, Inc.

Registration Statement on Form S-4

Filed March 29, 2017

File No. 333-216991

Baker Hughes, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 8, 2017

File No. 001-09397

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 25, 2017 with respect to the Registration Statement on Form S-4 (File No. 333-216991) of Bear Newco, Inc. (“New Baker Hughes”) filed with the Commission on March 29, 2017 (the “Form S-4”) and is submitted on behalf of New Baker Hughes. New Baker Hughes has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. New Baker Hughes’ response to each comment immediately follows the applicable comment. References in the responses to page numbers are to pages of Amendment No. 1.

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In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions New Baker Hughes has made to the Form S-4, including revisions made in response to the Staff’s comments.

Form S-4

Questions and Answers, page 5

How will my rights as a New Baker Hughes stockholder after Closing differ from my current rights as a Baker Hughes stockholder?, page 7

1.	Please briefly indicate any material differences in the rights of Baker Hughes’ shareholders before and after this transaction.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Questions and Answers about the Transactions” on page 7.

The Transactions, page 18

2.	Please explain the separate roles of EHHC Newco, LLC and CFC Holdings, LLC. EHHC is disclosed as a direct wholly owned subsidiary and CFC Holdings as an indirect wholly owned subsidiary, and you disclose that as part of the Second Merger, these entities will acquire all of the common units held by New Baker Hughes, with EHHC becoming the managing member of Newco LLC. However, their separate existence and why the common units will be held by both entities doesn’t appear explained. As such, explain why the transaction is structured to include these two entities, and address EHHC’s duties as “managing member” of Newco, LLC.

In response to the Staff’s comment, we have revised the relevant disclosure under the sections entitled “Summary—The Transactions” on page 19 and “The Transactions—General” on pages 72-73.

Commercial Agreements, page 35

3.	For each of the subsections contained, you provide a cross-reference to later disclosure in the filing. However, for several of those subsections the later disclosure provides no additional information. Please revise or advise.

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In response to the Staff’s comment, we have revised the relevant disclosure under the sections entitled “Summary—Commercial Agreements” on pages 35-37 and “Certain Agreements Related to the Transactions—Commercial Agreements” on pages 160-164 to provide additional information concerning these agreements.

Risk Factors, page 43

4.	On page 53, you refer to your risk from trade and economic sanctions or other restrictions imposed by the United States. We note that on page 99 of its Form 10-K for the fiscal year ended December 31, 2016, filed February 24, 2017, General Electric Company disclosed that certain affiliates of its Oil & Gas business had received purchase orders for the sale of goods and services to Iran, and intended to continue such activity. We also are aware of a news report indicating that General Electric may be considering investing in the oil sector of Sudan.

Iran, Sudan and Syria are countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form S-4 does not include disclosure about any contacts with Iran, Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Sudan and Syria, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. You should describe any goods, technology or services you have provided to Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

We acknowledge the Staff’s comment and note that the Oil & Gas business of General Electric Company (“GE O&G”) and Baker Hughes both have policies that prohibit all global entities owned or controlled by them from transacting business directly or indirectly with countries officially designated by the U.S. State Department as State Sponsors of Terrorism (currently Iran, Sudan and Syria), unless such business is authorized by the U.S. Government. Based on information provided to us by Baker Hughes and GE O&G, we advise the staff that:

•	Baker Hughes currently has no business activity in Syria, Sudan or Iran and has not had any such business activity for the last three fiscal years; and

•	GE O&G currently has no business activity with either Syria or Sudan, though, as described below, it is exploring the Sudanese market following the U.S. Government’s decision to begin easing restrictions against Sudan. As further described below, GE O&G has business activities with Iran, but these all fully comply with U.S. law and are being conducted pursuant to U.S. Government authorizations.

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In January 2017, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) issued a general license that authorizes all transactions previously prohibited by the Sudanese Sanctions Regulations and the underlying executive orders. GE O&G has been exploring the possibility of engaging in business with Sudan and would only do so in compliance with the general license currently in place as well as any remaining export control requirements.

In January 2016, OFAC issued General License H authorizing U.S.-owned or controlled foreign entities to engage in transactions with Iran if these entities meet the requirements of the general license. Pursuant to this authorization, non-U.S. GE O&G entities have entered into the following arrangements for business with Iran:

•	Contracts covering the sale of gas turbine equipment and associated services for end use by an Iranian company in a gas production project in Iran;

•	Purchase orders for the sale of spare parts for gas turbine equipment for end use by an Iranian company in gas production projects in Iran;

•	Purchase orders for the sale of services associated with the commissioning of gas compressors in Iran;

•	Purchase orders for the sale of production logging equipment and spare parts to an Iranian customer; and

•	A purchase order for spare parts for gas turbine equipment for end use by an Iranian power plant.

The business activities related to each of these contracts and purchase orders are being conducted in compliance with General License H and all other applicable U.S. sanctions and export control laws.

Finally, GE O&G supplies equipment and services to BP P.L.C. (“BP”) for use in connection with the Rhum gas field in the North Sea off the coast of Scotland. The field is operated jointly by BP and the Iranian Oil Company (U.K.) Limited, a subsidiary of the National Iranian Oil Company. BP has a license from OFAC that authorizes BP as well as its suppliers to engage in all transactions related to the Rhum gas field. GE O&G supplies equipment and services to BP in compliance with this authorization. Baker Hughes supplies equipment and services to BP for use in connection with the Bruce production facilities located in the North Sea. Products from the Rhum gas field are commingled into the Bruce production facilities. The equipment and services supplied to BP are in compliance with the OFAC license authorizing BP and its suppliers to engage in all transactions related to the Rhum gas field.

5.

Please discuss the materiality of contacts with Iran, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Iran, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an

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investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

We acknowledge the Staff’s comment and note that, as described in our response to Comment # 4 above, Baker Hughes and GE O&G have no business activity with Syria or Sudan, and Baker Hughes has no business activity with Iran. GE O&G has business activity with Iran, but these activities are limited to those that are authorized by the U.S. Government. U.S. states and municipalities are authorized to establish laws requiring divestment from or prohibiting government contracts with companies that do business with Iran, and current law in a limited number of states may in the future impact GE O&G as a result of activity by a non-U.S. GE O&G entity doing business with Iran in compliance with General License H. GE O&G has not yet encountered this issue and does not foresee encountering this issue in the near future. We believe that GE O&G’s activities with Iran are not quantitatively or qualitatively material. The amounts at issue and the scope of activities in 2016 relative to New Baker Hughes’ planned operations represent less than 0.2 percent of New Baker Hughes’ pro forma revenues for 2016 and are of even lesser significance to its assets and liabilities for 2016. From a qualitative perspective, GE O&G’s operations and activities with Iran are limited in nature and are compliant with the requirements of U.S. law and all applicable sanctions. We believe that the risk of reputational damage, and any concomitant effect on New Baker Hughes’ share price, is insignificant. In response to the Staff’s comment and to Comment # 4, we have revised the disclosure in the section entitled “Business—GE O&G Business” on page 206 to provide additional disclosure regarding the activities described above.

The Transactions, page 70

6.	We note that in a filing pursuant to Rule 425 filed on November 7, 2016, Film No. 161978473, GE and Baker Hughes provided a “deal valuation overview” on page 17 of such filing. Please revise your disclosure to include such valuation analysis, the assumptions used, and the premium offered to Baker Hughes shareholders.

In response to the Staff’s comment, we have revised the relevant disclosure under the sections entitled “The Transactions—General” on page 74 and “The Transactions—Projected Financial Data” on page 97.

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Background of the Transaction, page 72

7.	Please expand the discussion of the October 8, 2016 meeting to provide detail regarding the “potential estimated synergies.” In your discussion of subsequent meetings, address any changes in those estimates.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Background of the Transaction” on pages 77 and 79.

8.	We notice that several of the materials that you filed pursuant to Rule 425 (e.g., Rule 425 disclosures filed on December 8, 2016, and April 5, 2017, Film Nos. 162041076 and 17741638) cite lower costs per barrel as a result of the merger. However, we can find no comparable discussion in the registration statement. Please advise or revise.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Business – New Baker Hughes” on page 198.

9.	Please expand the discussion of the October 12, 2016 meeting to explain what is meant by an “Up-C Structure” and the reason for proposing that it be utilized. In an appropriate location, disclose the consideration – both positive and negative - given by the Baker Hughes board to the Up-C Structure. Address also the impact of that structure upon New Baker Hughes.

In response to the Staff’s comment, we have revised the relevant disclosure under the sections entitled “The Transactions—Background of the Transactions” on page 78 and “The Transactions—Recommendation of the Board of Directors and its Reasons for the Transactions” on pages 84 and 87.

10.	Please disclose the impediments to the strategic alternatives considered by the Baker Hughes board of directors with the assistance of Goldman Sachs at the October 14, 2016 meeting, and explain ultimately why those alternatives were not pursued. For example, disclose Baker Hughes’ long-term strategic plan as a stand-alone company and the reasons the board decided in favor of the opportunity afforded to the Baker Hughes stockholders via the merger consideration and special dividend in lieu of this or any such alternative. In that regard, we notice the sixth bullet on page 80.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Background of the Transactions” on page 79.

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11.	Please briefly disclose the material contents of the letter from Goldman Sachs that Davis Polk reviewed with the Baker Hughes board of directors at the October 14, 2016 meeting. In this regard, elaborate on the certain relationships disclosed for which Goldman Sachs confirmed that such matters would not limit its ability to fulfill its responsibility as financial advisor. Please also explain the board’s consideration of those relationships and any impact such consideration had on the board’s decision to continue to retain Goldman Sachs as financial advisor.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Background of the Transactions” on page 79.

12.	Please provide more detail on the process by which the merger parties came to agree to the governance structure of the new combined entity, including the protections for Baker Hughes public stockholders. In this regard, you disclose that the protections for Baker Hughes public stockholders were discussed at the October 21, 2016 meeting between Messrs. Waterbury and Marsh, including the positions of GE in its draft stockholders agreement of October 20, 2017. However, we note that the terms ultimately agreed upon and discussed by Davis Polk at the October 30, 2016 special meeting of the Baker Hughes board of directors differ from GE’s initial proposals, and you do not appear to have explained when or how these revised terms were agreed upon.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Background of the Transactions” on page 80.

13.	Please expand the chronology to provide additional substance regarding the content of any discussion between the parties and their advisors about potential alternative structures for the transaction following execution and delivery of the Transaction Agreement on October 30, 2016. Ultimately, we note that these discussions resulted in the parties executing and delivering the Amendment to the Transaction Agreement and Plan of Merger dated March 27, 2017, as well as corresponding changes to various ancillary agreements.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Background of the Transactions” on page 82.

Recommendation of the Board of Directors and its Reasons for the Transactions, page 79

Strategic Rationale, Stockholder Value, page 80

14.	You disclose that the special dividend of $17.50 per share is equal to more than 30% of the “undisturbed share price” of Baker Hughes common stock but do not define that term until page 97. Please define and disclose the term “undisturbed share price” the first time that you use it.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—General” on page 74.

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Projected Financial Data, page 86

15.	Please ensure that you disclose all material assumptions underlying the forecasts and synergies. For example, we note that in a filing pursuant to Rule 425 filed on October 31, 2017, Film No. 161960843, GE and Baker Hughes disclose on page 24 certain assumption for the pro-forma financials, such as assuming $45-60/bbl oil price through 2019, and Baker Hughes achieving 60% of 2014 peak EBITDA in 2020. An additional example, on page 27 on this same filing pursuant to Rule 425, General Electric and Baker Hughes disclose assuming free cash flow conversion of 90% by 2020.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Projected Financial Data” on page 97.

Estimated Synergies, page 88

16.	We note that that the “New Baker Hughes Pro Forma Assuming Closing” discounted cash flow analysis on page 98 discloses an illustrative range of present values per share of Baker Hughes common stock both including and excluding synergies. You disclose here on page 88 estimated synergies across multiple categories by 2020. However, the pro forma discounted cash flow analysis on page 98 appears to use annual synergy assumptions from 2017E-2020E, as discussed on page 12 of Goldman Sachs’ October 30, 2016 presentation materials provided supplementally to us. We further note that page 11 of the Goldman Sachs’ presentation presents a yearly potential cost and capex synergy assessment from 2017E -2020E, which is discussed as provided by Baker Hughes management to Goldman Sachs for use in their analyses. Please revise your section on page 88 to also disclose the yearly synergy estimates necessary to understand the financial analyses summaries.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Projected Financial Data” on page 96.

Certain Updates and Supplements to the Forward-Looking Information, page 93

17.	Please disclose the date GE and Baker Hughes prepared and made available updates and supplements of the forward-looking information.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Projected Financial Data” on page 97.

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Opinion of Baker Hughes’ Financial Advisor, page 94

18.	We note that additional detail and analyses appear in Goldman Sachs’ October 30, 2016 presentation materials provided supplementally to us. For example, under the section “Supplemental Materials” it appears that Goldman Sachs’ performed an illustrative pro forma trading analysis as of the undisturbed date of October 26, 2016. As appropriate, please expand the financial analyses summaries to include the additional analyses or tell us why you are not required to do so.

We acknowledge the Staff’s comment and note that the information and analyses contained in the Supplemental Materials portion of Goldman Sachs October 30, 2016 presentation materials were not material to Goldman Sachs’ financial analyses or opinion and were included in the materials as supplemental information for the reference of the board.

Relative Contribution Analysis, page 99

19.	You disclose that Goldman Sachs analyzed the implied equity contribution of Baker Hughes and GE O&G to New Baker Hughes, excluding the Baker Hughes synergies, using actual and estimated financial metrics, including among other metrics, EBITDA and EBITDA minus capital expenditures, using the Baker Hughes forecasts and Baker Hughes forecasts for GE O&G. Please disclose the capital expenditure forecasts necessary to understand this analysis. In this regard, we note that the Baker Hughes and GE O&G selected financials included on pages 5-6 of Goldman Sachs’ October 30, 2016 presentation materials provided supplementally to us, include projections of capital expenditures for each company 2016E – 2020E that appear provided by Baker Hughes management to Goldman Sachs for use in their analyses.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions—Projected Financial Data” on pages 92 and 94-96.

Tax Matters Agreement, page 154

20.

We note that GE will be entitled to 50% of any tax savings of New Baker Hughes derived from certain tax attributes resulting from an exchange by GE of Paired Interests for shares of Class A common stock. Please expand your disclosure under this heading and related disclosures elsewhere in the filing to include the salient terms of the Tax Matters Agreement, including the circumstances under which conversion or termination may occur, quantification of the liability that would arise

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under the conversion and termination provisions, based on circumstances prevailing at the end of the period covered by your report. Please identify any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

We acknowledge the Staff’s comment and have revised our disclosures accordingly. Please refer to the relevant disclosure under the section entitled “Certain Agreements Related to the Transactions—Tax Matters Agreement” on pages 159-160.

As described in the revised disclosure, an exchange of Paired Interests is precluded for two years following the Closing Date and we believe is remote thereafter. While we understand that GE has no present intention to exit its investment in New Baker Hughes, were GE to decide to exit, GE would likely exercise its right under the LLC Agreement to effect a more tax efficient exit through a “spin-off” or “split-off,” rather than exchange its Paired Interests under the Exchange Agreement, which would be a taxable transaction to GE and could result in a tax liability (even taking into account any receivable from New Baker Hughes under the Tax Matter Agreements attributable to such exchange) of several billion dollars. For this reason, we believe that an exchange of Paired Interests under the Exchange Agreement is remote.

While we understand that the disclosure approach taken in connection with the initial public offerings of companies that utilize “Up-C” structures may be appropriate in those transactions as there is a reasonable expectation of an exchange, we do not believe disclosure in our situation would be meaningful to investors for the reasons described above. Furthermore, unlike GE, sponsors utilizing “Up-C” structures generally have relatively short-term investment horizons, may exchange immediately and expect to ultimately exit their investment through an exchange (often because a tax-free “spin-off” or “split-off” transaction would not be available).

For the Staff’s information, we believe that estimating the potential liability of New Baker Hughes under the Tax Matters Agreement in connection with an Exchange is impracticable. In addition to being remote to materialize, such an estimate would be contingent upon facts beyond the parties’ control or knowledge, including (i) the timing and number of LLC units exchanged, (ii) the value of a share of New Baker Hughes Class A common stock at the date of exchange, (iii) the applicable tax rate at the date of exchange, (iv) the recovery period applicable to Newco LLC’s tangible and intangible assets at the date of exchange, (v) the tax basis in Newco LLC’s tangible and intangible assets at the date of exchange and (vi) the impact of tax reform, if any, on New Baker Hughes.

21.

Please disclose the accounting policies that you will apply in recognizing tax assets and any valuation allowances, also the payables under your Tax Matters Agreement when unit holders elect an exchange of Paired Interests, and in adjusting those accounts for subsequent changes in circumstances. Please clarify the extent to which

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exchange of Paired Interests is contemplated in the foreseeable future, and if payables are expected to arise in connection with the transaction under this arrangement, revise your pro forma presentation to describe all aspects of the accounting.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Certain Agreements Related to the Transactions—Tax Matters Agreement” on pages 159-160.

Unaudited Pro Forma Condensed Combined Financial Statements, page 158

Note 3 – Purchase Accounting Adjustments, page 162

22.	Please add a tabulation following your computation of purchase consideration to indicate your preliminary allocation of the purchase price. If there are aspects of your estimates for which material differences are reasonably likely to occur, disclose their nature and the range of reasonably possible variation in assumptions and effects.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 171.

Note 4 – Other Adjustments, page 164

23.	We note that you included a $26 million pro forma reduction to interest and financial charges associated with the fair value increase to debt as described in Note 3(E). Please expand your disclosure to clarify how an increase in the fair value of debt results in reduction of interest and financial charges.

We acknowledge the Staff’s comment and have revised our disclosures to specify that the decrease in pro forma interest and financial charges results from the amortization, by the effective interest method, of the fair value adjustment (increase) to debt, which generates a negative adjustment to interest expense in a manner similar to the amortization of debt premium. Please refer to the relevant disclosure in Note 3(i) (formerly Note I) under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 173.

24.

You indicate that you are providing adjustments to eliminate various charges that are reflected in the historical financial statements because they are not expected to be recurring, such as adjustments U and W. While the distinction of whether a charge will be recurring is pertinent in deciding whether a pro forma adjustment gives effect in the pro forma statement of operations, it is not clear that this is an

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adequate rationale for eliminating charges that have already been reported in the historical financial statements. Please eliminate any adjustments of this type; retain narratives as appropriate to convey the nature and magnitude of the amounts.

We acknowledge the Staff’s comment and note that the pro forma financial information includes adjustments to eliminate transaction costs related to the Transactions that are reflected in the historical financial statements of GE O&G or Baker Hughes. In assessing the appropriateness of these adjustments (specifically, adjustments 4(j) and 4(k) (formerly adjustments U and W)), we relied on the guidance set forth in the SEC Financial Reporting Manual (“FRM”) 3250.1c, which indicates that “direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or the acquirer” should be eliminated from the pro forma income statement on the basis that they are non-recurring and directly related to the transaction. For the Staff’s information, we did not include adjustments to eliminate other non-recurring charges (e.g. historical impairments) because they are not directly related to the transaction.

25.	Please explain your rationale for adjustment V, the description of which indicates you intend to report the $1.7 billion Baker Hughes impairment charge as selling, general and administrative expenses. Tell us the extent to which the GE Oil and Gas financial statements report impairment charges in this manner.

We acknowledge the Staff’s comment and note that the combined statement of earnings of GE O&G for the year ended December 31, 2016 reflects restructuring related charges of $431 million, which is recognized in Cost of goods sold ($290 million), Cost of services sold ($63 million) and Selling, general and administrative expenses ($78 million) depending on the nature of the underlying charge. For the year-ended December 31, 2016 GE O&G did not report an impairment related to long-lived assets or historical goodwill. However, GE O&G reports goodwill impairment charges, when required, as a separate line item in its Statements of Earnings.

In the Form S-4, GE O&G included a pro forma adjustment to reclassify the $1.7 billion charge, historically reported by Baker Hughes within the caption Impairment and restructuring, to Selling, general and administrative expenses. In connection with the preparation of Amendment No. 1, we reconsidered our original pro forma adjustment (reclassification). Accordingly, Amendment No. 1 reflects pro forma adjustments to reclassify the historical restructuring provisions (with the exception of inventory-related charges of $138 million, which have been retained in cost of goods sold) reflected in the historical combined statement of earnings for GE O&G to a dedicated caption, consistent with the presentation adopted by Baker Hughes (and the broader oil and gas industry). Please refer to the relevant disclosure in Note 4(i) (formerly Note V) under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 174 for additional information.

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26.	Please expand your descriptions of all reclassification adjustments to more clearly describe both the item and the specific change in classification. It should be clear how the line descriptions are appropriate to the amounts being reclassified.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 173-174.

27.	Disclose the rationale for any adjustments that you indicate are necessary for items that are “not allocable to New Baker Hughes.” Provide separate columns in your pro forma presentations for all adjustments pertaining to assets, liabilities or activity that is associated with the historical GE financial statements.

We acknowledge the Staff’s comment and note that the Pro Forma Financial Statements contain adjustments to the historical financial statements of GE O&G and Baker Hughes to give effect to the formation of Newco LLC as an entity that is taxed as a partnership pursuant to the terms of the Transaction Agreement and the agreement of the parties with respect to pre-closing tax liabilities and assets. As a result of the Transaction, New Baker Hughes will hold an approximately 37.5% interest in Newco LLC and consequently the consolidated financial statements of New Baker Hughes will generally reflect 37.5% of the tax liabilities and assets associated with assets held directly by Newco LLC and 100% of the tax liabilities and assets associated with assets held indirectly by Newco LLC.

Please refer to Footnote 5 of the Pro Forma Financial Statements under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on page 175.

28.	To the extent that you have multiple adjustments impacting a particular line or section of the pro forma balance sheet or pro forma statement of operations, please group such adjustments under a common heading.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 166-168.

Note 5 – Items not included, page 166

29.	We note that you have listed property, plant and equipment and related depreciation expense as a non-recurring charge for which pro forma effect has not been illustrated in your presentation. Please explain the basis for your characterization of these items and tell us why you have not estimated the fair value of the acquired property, plant and equipment and calculated an appropriate adjustment to depreciation expense.

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We acknowledge the Staff’s comment and note that the Pro Forma Financial Statements do not reflect adjustments to record property, plant and equipment at their estimated fair values because (i) Baker Hughes has in the past two fiscal years recorded impairment and restructuring-related charges to write down certain of its property, plant and equipment to fair value and (ii) GE O&G does not have access to the information necessary to make a reasonable assessment of any incremental potential adjustment, which will only be available after closing of the Transactions; therefore, we did not believe we could reasonably estimate the fair value of Baker Hughes’ acquired property, plant and equipment based on currently available information. We do not expect the fair value adjustment for property, plant and equipment to be significant. We have revised our disclosures accordingly to eliminate the reference to depreciation on property, plant and equipment being a non-recurring charge.

30.	You indicate that pro forma adjustments have not been provided for other non-recurring costs associated with various agreements that will take effect in connection with the integration of GE O&G and Baker Hughes, including “transition services agreements, site services agreement, professional fees, consultants, information technology implementation, relocation and severance...” However, it remains unclear how each of these items has been appropriately described as non-recurring.

We acknowledge the Staff’s comment and have revised our disclosures accordingly. Please refer to page 175; however, for the Staff’s information, all agreements that have been entered into and are factually supportable have been reflected in the Pro Forma Financial Statements. The agreements referenced in Comment # 30 above are intended to be indicative in nature and have not been executed. Accordingly, we concluded that any corresponding adjustments would not be considered factually supportable. As noted in our response to Comment # 31 below, we have specifically considered the commercial agreements contemplated by the Transaction Agreement to be entered into at Closing.

31.	Please describe more fully the nature, scope and duration of each agreement, including an estimate of the costs that you expect to incur under these arrangements. Also clarify the extent to which the services for which you have contracted were previously provided by the parent or other parties.

We acknowledge the Staff’s comments and, as noted in our response to Comment # 30 above, the agreements referenced in Note 6 to the Pro Forma Financial Statements are intended to be indicative in nature and have not been executed.

For the Staff’s information, the commercial agreements identified for the Transactions (and their key terms and conditions) in the Transaction Agreement have been identified in the section entitled “Certain Agreements Related to the Transactions” beginning on page 149. As it related to the preparation of the Pro Forma Financial Statements, each of these agreements was considered as follows:

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•	GE O&G expects that the Non-Competition Agreement will not have an ongoing financial impact; accordingly, no pro forma adjustments have been reflected;

•	Pursuant to the terms of the Supply Agreement, GE O&G expects to purchase supplies from GE Company on terms and conditions that are consistent with the pre-transaction arrangements; accordingly, no pro forma adjustments have been reflected; and

•	GE O&G expects costs to be incurred post transaction that relate to the IP Cross-License Agreement, Trademark License Agreement, GE Digital Master Products and Services Agreement and Intercompany Services Agreement will be consistent with historical expenses recognized by GE O&G through the corporate assessment process; accordingly, no pro forma adjustments have been reflected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GE O&G, page 200

Key Performance Indicators, page 202

32.	We note your disclosure indicating that for 2016 and 2015, the dollar amount of orders received were substantially less than revenues. Please expand your disclosure to include a more detailed discussion of this trend and the extent to which it is reasonable likely to have a material effect on your results of operations. Please also clarify whether any portion of your year-end backlog is not reasonably expected to be filled within the current fiscal year. You may refer to Item 101(c)(1)(viii) and Item 303 of Regulation S-K and SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GE O&G—Key Performance Indicators” on pages 215-216. For the Staff’s information, we utilize a book-to-bill ratio when analyzing the relationship between orders received and revenues. Due to the market downturn, our book-to-bill ratio was 0.8:1 and 0.9:1 for the periods ending December 31, 2016 and 2015, respectively. This was primarily driven by the long-cycle nature of our equipment business. We expect approximately 30% of the total $21,697 million 2016 year-end backlog to be filled within the next current fiscal year with the remainder expected to be completed in future fiscal years.

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Results of Operations, page 203

Fiscal Year 2016 to Fiscal Year 2015, page 205

33.	We note that your tabulation labeled “Segment revenue & Segment earnings (loss) before income tax walk: 2016 – 2015” includes the captions of i) (Inflation)/Deflation and ii) productivity. Please expand your disclosure to discuss the nature of these accounts, and to explain how you quantify each of these measures. Please identify any key assumptions utilized in measurement and the underlying rationale.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GE O&G—Results of Operations” on page 217.

GE Oil & Gas Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page FS-8

34.	We note that long-term intercompany financing has been excluded from the asset and liability balances in the combined statement of financial position and instead reported as net parent investment within equity. Since you have not shown an interest charge on intercompany debt, please expand your disclosures to provide an analysis of your intercompany accounts with GE. You may refer to Question 4 of SAB Topic 1:B.1 if you require further clarification or guidance.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “GE Oil & Gas Financial Statements” on pages FS-7 and FS-33.

Baker Hughes, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Products and Services, page 4

Oilfield Operations, page 4

35.

We note that on December 30, 2016 you contributed your wholly-owned North American onshore cementing and hydraulic fracturing business, which was comprised of the U.S. and Canada operations, to a newly formed venture (“BJ Services, LLC”), of which you retained a 46.7% interest and account for as an equity method investment. Please explain what other services, if any, within the onshore North American pressure pumping business you have retained, such as coiled tubing and acidizing services. On page 65, you also disclose that utilizing a

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“strategic collaboration” you will have access to BJ Services’ product and service portfolio to continue to provide solutions to customers in the North American onshore market. Please explain the strategic collaboration and how you will still have access to BJ Services’ product and service portfolio.

We acknowledge the Staff’s comments and note that Baker Hughes retained no other services within the onshore North American pressure pumping business that was contributed in December 2016 to form the new venture, BJ Services, LLC (“BJS”). Baker Hughes’ disclosure references only cementing and hydraulic fracturing as those are the primary services of the North American pressure pumping business. Acidizing and coiled tubing were contributed as part of the venture formation but are not a material part of the service offering. Baker Hughes has representation on the BJS board of directors based on its ownership interest. While there is no formal agreement for strategic collaboration between Baker Hughes and BJS, the mixed board representation allows the Baker Hughes representatives and the BJS executives to identify possible opportunities for the two parties to collaborate. Through this collaboration, Baker Hughes may access BJS’s product and service portfolio to provide solutions to customers in the North American onshore market if an opportunity arises. We acknowledge the Staff’s comment and can confirm that in the Form 10-Q filed for the quarter ending March 31, 2017, Baker Hughes has incorporated the clarifications above in Note 4. Equity Method Investment in the Notes to Unaudited Consolidated Condensed Financial Statements.

****

Please do not hesitate to contact the undersigned at (212) 848-8590 or Rory O’Halloran at (212) 848-4550 with any questions or comments you may have.

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Yours faithfully,

/s/ John A. Marzulli, Jr.

John A. Marzulli, Jr.

Enclosure (by courier only)

cc:	Kevin Dougherty – Securities and Exchange Commission

Martin S. Craighead – Bear Newco, Inc.

James M. Waterbury – General Electric Company

William D. Marsh – Baker Hughes Incorporated

Rory O’Halloran – Shearman & Sterling LLP

Waajid Siddiqui – Shearman & Sterling LLP

Richard J. Sandler – Davis Polk & Wardwell LLP

George R. Bason, Jr. – Davis Polk & Wardwell LLP

Michael Davis – Davis Polk & Wardwell LLP